

August 2, 2011

<u>Via E-mail</u>
Mr. Yangkan Chong
Chief Executive Officer
20/F, Center Plaza, No.188 Jie Fang Road
He Ping District, Tianjin, 300042
People's Republic of China

   **Re: China New Energy Group Company**
      **Item 4.02 Form 8-K**
      **Filed May 4, 2011**
      **File No.  1-32691**

Dear Mr. Chong:

  We issued comments to you on the above captioned filing on May 5, 2011.  As of the date of this letter, these comments remain outstanding and unresolved.  We expect you to contact us by August 16, 2011, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

  If you do not respond to the outstanding comments or contact us by August 16, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure.  Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.  You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  Please contact Robert Babula, Staff Accountant, at 202-551-3339 or the undersigned at (202) 551-3377 if you have any questions.

        Sincerely,

        /s/ Andrew D. Mew

        Andrew D. Mew
        Accounting Branch Chief